

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 2, 2016

<u>Via E-Mail</u>
Mr. Brant Cochran
Chairman and Chief Executive Officer
Dynamic Enviro, Inc.
9100 Kiln Waveland Cutoff Road
Waveland, MS 39520

> **Re:** **Dynamic Enviro, Inc.**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed July 26, 2016**
> **File No. 333-212030**

Dear Mr. Cochran:

We reviewed the filing and have the following comments.

<u>Our election to opt out of JOBS Act extended accounting transition period…, page 11</u>

1. Refer to comment 2 in our July 25, 2016 letter. We note that you deleted the word "not" after the words "Our election" from this risk factor's heading which is inconsistent with the disclosure in the risk factor itself that you have elected not to opt out of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. Please reconcile the disclosures.

<u>Selling Security Holders, page 17; Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 40</u>

2. We note that the disclosures in both sections are as of June 14, 2016. Update the disclosures to the most recent date practicable.

<u>Shares Eligible for Future Sale, page 29</u>

3. The third paragraph of this subsection appears incomplete. Please revise.

Transactions with Related Persons, Promoters and Certain Control Persons, page 40

4. Disclosure in the fourth paragraph that the amount owed as of July 13, 2016 to your chief executive officer is $42,685 is inconsistent with disclosure in the sixth paragraph and elsewhere in the registration statement that the amount owed as of July 13, 2016 to your chief executive officer is $38,030. Please reconcile the disclosures.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly,

Mr. Brant Cochran
Dynamic Enviro, Inc.
August 2, 2016
Page 3

Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

Via E-mail
Frederick M. Lehrer, Esq.
Frederick M. Lehrer, P.A.
600 River Birch Court, 1015
Clermont, FL 34711